

Mail Stop 3030

March 25, 2009

VIA U.S. Mail and Facsimile (973) 387-8513

Joseph R. Bellantoni
Chief Financial Officer
Boomerang Systems, Inc.
355 Madison Avenue
Morristown, New Jersey 07960

   Re: Boomerang Systems, Inc.
     Form 10-K for the fiscal year ended September 30, 2008
     Filed January 9, 2009
     Form 10-Q for the fiscal quarter ended December 31, 2008
     File No. 000-10176

Dear Mr. Bellantoni:

   We have reviewed your response dated March 17, 2009 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Draft Form 10-K/A for the fiscal year ended September 30, 2008 submitted as correspondence

1.   In light of the proposed amendment to Form 10-K, please tell us how you considered whether you need to file a Form 8-K under Item 4.02(a) which is required when the company concludes that any previously issued quarterly or annual financial statements should no longer be relied upon because of an error in the financial statements.

2.   Please revise to provide an explanatory note after the cover page that explains the reason for the amendment.

Item 9A. Controls and Procedures, page 16

3.   We note that in the draft amended Form 10-K you continue to disclose that disclosure controls and procedures were effective as of the end of the fiscal year even though management failed to perform or complete its report on internal control over financial reporting as of the end of the fiscal year covered by the report. It remains unclear to us how that conclusion is reasonable especially considering the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Management's Report on Internal Controls over Financial Reporting, page 17

4.   We reference the conclusion that you have "not identified any material weaknesses in [your] internal controls over financial reporting as of the end of the fiscal year ended September 30, 2008." As such, it does not appear that your management has concluded on *the effectiveness* of internal control over financial reporting (ICFR) as of September 30, 2008. That is, your report has not clearly stated whether or not ICFR is effective at September 30, 2008. Please revise to provide a clear conclusion on your assessment of ICFR as of September 30, 2008

in compliance with Section 404(a) of the Sarbanes-Oxley Act and Item 308T of Regulation S-K.

5.   As a related matter, please tell us how you considered the errors in your financial statements that require an amendment to your Form 10-K in concluding that there are no material weaknesses in ICFR at September 30, 2008 and that ICFR is effective. Please revise to disclose what impact, if any, the restatement had on your original conclusions regarding the effectiveness of ICFR. Refer to Rule 1.02 of Regulation S-X and PCAOB Auditing Standard No. 5.

General

6.   Please note that resolution of outstanding comments is dependent on the filing of the amended Form 10-K for the year ended September 30, 2008.

Consolidated Financial Statements

7.   The financial statements for the year ended September 30, 2007 in your draft 10-K/A should be labeled as restated. In addition, the effect of the change on net income and any related per-share amounts and the nature of the changes and the reasons for them should be disclosed. Please revise in your amended Form 10-K. Refer to paragraph 23 and 24 of SFAS 154.

Report of Independent Registered Public Accounting Firm

8.   We see the revised report of independent registered public accountants included in the draft Form 10-K/A. Please have your auditors further revise the audit opinion to reference the fact that the financial statements have been restated.

Consolidated Statements of Stockholders' Deficit, page F-4

9.   The footing and cross-footing for multiple line items in the consolidated statement of stockholders' deficit does not appear mathematically correct. Please check all mathematical calculations and revise as appropriate.

10.   It is unclear how the numbers in the supplementary schedule of non-cash operating, investing and financing activities reconcile to the statement of stockholder's equity. Please revise as appropriate.

Note 1. Organization and Nature of Operations, page F-7

11.   Please tell us where the $1.7 million of stock issued in the private placement
        discussed in Note 1 is reported in the statements of cash flows and statements of
        stockholders' deficit.

Note 6. Debt, page F-12

12.   We reference your response to prior comment 9 in our letter dated January 30,
        2009. Please provide us your analysis under EITF Issue No. 96-19 as to why you
        do not believe that there is a substantial modification of your debt during fiscal
        year 2007. We see that maturity dates were extended and interest rates were
        changed. Under the EITF, a substantial modification of terms should be
        accounted for like, and reported in the same manner as, an extinguishment. Please
        discuss how you analyzed the three conditions from the EITF that would
        determine if the modification was substantial.

13.   We see that you issued warrants with the sale of promissory notes in the fourth
        quarter of fiscal 2008. Please tell us how you accounted for the warrants. Please
        refer to APB Opinion No. 14 which states that the proceeds from the sale of debt
        with stock purchase warrants should be allocated to the two elements for
        accounting purposes. The allocation should be based on the relative fair values of
        the debt security without the warrants and of the warrants themselves at time of
        issuance. The portion of the proceeds allocated to the warrants should be
        accounted for as paid-in capital. The remainder of the proceeds would then be
        allocated to the debt security portion of the transaction. This would result in the
        debt security being recorded at a discount which is amortized to interest expense.
        Please advise.

Note 9. Stock Option Valuation and Expense Information Under SFAS No. 123 (R),
page F-14

14.   We note your response to prior comment 10 in our letter dated January 30, 2009.
        Please tell us where you have provided the disclosures in paragraph A240 (d) of
        SFAS 123(R). We note that the 1,147,686 options issued in fiscal 2008 are fully
        vested.

15.   We see the changes made in response to prior comment 11 in our letter dated
        January 30, 2009. Please tell us and revise to disclose where the $2,312,956
        expense for the warrants issued in fiscal 2008 is recorded in your financial
        statements.

Note 10. Merger, page F-15

16.   We reference the changes made in response to prior comment 14 in our letter
        dated January 30, 2009. Please revise to address the following:

        ·   Please consider the need to include the discussion of the accounting and
              reporting for the reverse merger in Organization and Nature of Operations in
              Note 1.

        ·   We note your reference in Note 1 to the company being incorporated October
              11, 1979. We also note references to dates prior to the December 6, 2006
              inception date of the accounting acquirer in your footnotes such as the
              reference to October 2003 and January 7, 2005 in Note 6. Please note that
              subsequent to the reverse acquisition the historical results of the accounting
              acquirer should be presented as the historical financial statements of the
              reporting entity for periods prior to the acquisition.

        ·   In a reverse acquisition, the assets and liabilities of the acquired enterprise
              (Digital) should be recorded at fair value at the date of the acquisition. Please
              revise to include the disclosures from paragraphs 51 – 52 of SFAS 141 in your
              footnotes, as applicable. For example, please provide a detailed purchase
              price allocation, including the cost of the acquired entity, the number of shares
              issued, the value assigned to those interests and the basis for determining that
              value.

        ·   For periods prior to the business combination, the equity of the enterprise
              should be the historical equity of the acquiring enterprise (Boomerang) prior
              to the merger, restated to reflect the number of shares received in the business
              combination. As such, earnings per share should be restated to reflect the
              number of equivalent shares received by Boomerang in the reverse
              acquisition.

        ·   To the extent material, please provide the pro forma disclosures required by
              paragraph 54 of SFAS 141.

Exhibit 31.1 and 31.2

17.   Please revise to include a date on the certifications filed as Exhibit 31.1 and 31.2,
        in accordance with Item 601(b) (31) of Regulation S-K.

Form 10-Q for the fiscal quarter ended December 31, 2008

General

18.   Please also amend the Form 10-Q for the fiscal quarters ended December 31, 2008, June 30, 2008 and March 31, 2008 to appropriately reflect the reverse acquisition with the historical results of the accounting acquirer (Boomerang).

Item 3. Controls and Procedures, page 21

19.   Please consider whether management's failure to provide its conclusion on the effectiveness of internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting for the fiscal year ended September 30, 2008 rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosures and procedures were effective. Alternatively, please amend the Form 10-Q to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e. that DC&P were not effective as of the end of the fiscal quarter.

20.   We note the disclosure that management performed its assessment of internal control over financial report and did not identify any material weaknesses as of December 31, 2008. As we note that you are only required by Item 308 and 308(T) of Regulation S-K to provide management's assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, please confirm that such an assessment was performed as of December 31, 2008. Otherwise, please revise to remove the disclosure. If you performed the assessment and continue to include the disclosure, please provide a report that complies fully with the requirements of the Item 308 and in which you provide a clear and definite statement of management conclusion as to whether ICFR were effective or were not effective as of the end of the period.

21.   As a related matter, please tell us how you considered the errors in your financial statements that require an amendment to your Form 10-K in concluding that there are no material weaknesses in ICFR at December 31, 2008 and that ICFR is

effective. Please revise to disclose what impact, if any, the restatement had on your original conclusions regarding the effectiveness of ICFR.

<u>Exhibit 31.1 and 31.2</u>

22. We note that you omitted a portion of the introductory language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K and that you omitted paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K, both of which refer to internal control over financial reporting. Please file an amendment to the Form 10-Q to include certifications that include the required paragraphs.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment and response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3676 or Kristin Lochhead at (202) 551-3664 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief